UNITED STATES
                      	SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                           Jacksonville Bancorp, Inc.
------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   469249106
                                (CUSIP Number)

 Valerie A. Kendall, 100 North Laura Street, Suite 1000, Jacksonville,
 FL  32202
------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                          to Receive Notices and Communications)

                                  November 16, 2010
-------------------------------------------------------------------------
                 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.    469249106

          1   NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Rose

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
	      Instructions)
           (a)	[  ]
           (b)	[  ]

          3   SEC USE ONLY

          4   SOURCE OF FUNDS (See Instructions)
              PF

          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

          6   CITIZENSHIP OR PLACE OF ORGANIZATION
              USA

                NUMBER OF SHARES
                BENEFICIALLY OWNED
           	BY EACH REPORTING PERSON           7  SOLE VOTING POWER
          					      0
                				   8  SHARED VOTING POWER
                                                      80,700
                WITH                               9  SOLE DISPOSITIVE POWER
                                                      0
                                                  10  SHARED DISPOSITIVE POWER
				                      90,500

          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               90,500

          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES   [  ]
               (See Instructions)

          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.54%

          14   TYPE OF REPORTING PERSON (See Instructions)
               IN

-----------------------------------------------------------------------------

                                 PRELIMINARY NOTE
                                 ----------------

         The Schedule 13D originally filed by John W. Rose on November 15, 2007 (the "Original Schedule 13D") with respect to shares of common stock, $.01 par value per share (the "Shares"), of Jacksonville Bancorp, Inc., a Florida corporation (the "Company"), is hereby amended as set forth by this Amendment No. 1 to Schedule 13D (the "Amendment"). All information contained herein is as of the date of execution of this Amendment. Except as amended herein, the Original Schedule 13D remains in full force and effect and shall be read together with this Amendment. Only those Items that are amended pursuant to this Amendment are reported herein.

Item 1.  Security and Issuer.
------   -------------------

         Item 1 of the Original Schedule 13D is amended as follows:

                  John W. Rose is the beneficial owner of 90,500 Shares.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

          Item 3 of the Original Schedule 13D is supplemented as follows:

                  The source of funds was directors' fees paid to Mr. Rose by the Company that were earned for 2007, 2008, 2009 and 2010 in the amounts of 150 Shares (for consideration of $2,925.00), 600 Shares (for consideration of $9,267.00), 300 Shares (for consideration of $2,865.00) and 300 Shares (for consideration of $2,946.00), respectively.

Item 5.  Interests in Securities of the Issuer.
------   -------------------------------------

          Item 5 of the Original Schedule 13D is amended as follows:

                  (a)	As of the date of this Amendment, Mr. Rose is the
beneficial owner of 90,500 Shares, or approximately 1.54% of the Company's issued and outstanding Shares. Included in the Shares beneficially owned by Mr. Rose are 9,800 Shares held in trust for his daughters. On the date of this Amendment, 5,888,809 Shares of the Company are issued and outstanding.

                  (b) Mr. Rose shares with his wife voting power over 80,700 Shares and dispositive power over 90,500 Shares.

                  (c)	Mr. Rose has not effected any transactions in the
Shares during the 60 days prior to the date of this Amendment. Mr. Rose received Shares from the Company for directors' fees earned in 2007, 2008, 2009 and 2010 in the aggregate amounts of 150 Shares, 600 Shares, 300 Shares and 300 Shares, respectively.

                  (e)	Mr. Rose ceased to be the beneficial owner of
more than 5% of the Company's issued and outstanding Shares on November 16, 2010, when the Company completed (i) the acquisition by merger of Atlantic BancGroup, Inc., and (ii) the sale of 3,888,889 Shares to accredited investors for $35 million.

                           [SIGNATURE PAGE FOLLOWS]

                                  SIGNATURE
                                  ---------

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 22, 2011.


					/s/ John W. Rose
					---------------------------------
           				Name:  John W. Rose